

August 3, 2012

<u>Via E-mail</u>
Dara Khosrowshahi
Chief Executive Officer
Expedia, Inc.
333 108th Avenue NE
Bellevue, WA 98004

     Re: **Expedia, Inc.**
            Form 10-K for the Fiscal Year Ended December 31, 2011
            Filed February 9, 2012
            File No. 0-51447

Dear Mr. Khosrowshahi:

       We refer you to our comment letter dated June 15, 2012, regarding business contacts with Iran and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ Cecilia Blye

                         Cecilia Blye, Chief
                         Office of Global Security Risk

cc: Max Webb
       Assistant Director
       Division of Corporation Finance